Filed by:  Kopp Funds, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and Deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

NEWS RELEASE

Contacts:

Laura Kouri, American Century, (816) 340-4710 or (816) 340-7033

Jody Lowe, Kopp Investment Advisors, (414) 443-9444

AMERICAN CENTURY INVESTMENTS ANNOUNCES AGREEMENT TO ACQUIRE MUTUAL FUND ASSETS OF KOPP INVESTMENT ADVISORS

KANSAS CITY, Mo., Sept. 13, 2006 -- American Century Investments today announced an agreement in principle to acquire the retail mutual fund assets of Kopp Investment Advisors.  The two acquired Kopp mutual funds will be reorganized into existing American Century mutual funds.  Assets totaling approximately $300 - 350 million from Kopp Emerging Growth Fund and Kopp Total Quality Management Fund will be added to American Century New Opportunities II Fund and American Century Equity Growth Fund, respectively.

Terms of the deal were not disclosed.

The planned reorganizations, unanimously approved by the boards of American Century and Kopp Funds and expected to be completed in late February 2007, stand to benefit the investors of both companies while fulfilling the long-term strategic intent of both groups.

“We’re very pleased to be announcing this transaction with Kopp,” said David Tucker, American Century senior vice president of business development.  “The additional assets will allow us to reach a fee breakpoint on one of our key strategies, New Opportunities II, which will directly translate to lower fees for its shareholders.”

“I’m delighted we are entering into this agreement with American Century,” said Lee Kopp, chairman and chief executive officer of Kopp Investment Advisors.  “The reorganization of our retail funds will enable us to focus exclusively on our core competency: private account management.”

Kopp Emerging Growth is a small cap growth strategy that seeks long-term capital appreciation.  Kopp Total Quality Management is a large-cap blend strategy that also seeks long-term capital appreciation.  Lee Kopp and Sally Anderson co-manage the funds.

American Century New Opportunities II Fund seeks long-term capital growth.  Its portfolio managers look for stocks of smaller-size companies they believe will increase in value over time, using an investment strategy developed by American Century and a bottom-up approach to stock selection.  Harold Bradley, Stafford Southwick and Matthew Ferretti co-manage the fund.

American Century Equity Growth Fund seeks long-term capital growth. In selecting stocks for the fund, the portfolio managers select primarily from the 1,500 largest publicly traded U.S. companies. The managers use quantitative, computer-driven models to construct the portfolio of stocks for the fund. William Martin, Fei Zou and Thomas Vaiana are the co-managers.

Planned Reorganization

Kopp Fund	(Merges into) American Century Fund
Kopp Emerging Growth Fund (Small Cap Growth)	American Century New Opportunities II Fund (Small Cap Growth)
Kopp Total Quality Management Fund (Large Cap Blend)	American Century Equity Growth Fund (Large Cap Blend)

About Kopp Investment Advisors

The Kopp Funds are managed by Kopp Investment Advisors, a Minnesota-based firm founded in 1990 by President and CEO Lee Kopp.  Kopp Investment Advisors was initially established to manage private accounts and launched its retail mutual fund business in 1997.  The firm currently manages approximately $1.5 billion.

About American Century Investments

American Century Investments is a leading investment manager with nearly fifty years of experience helping investors achieve their financial goals. Based in Kansas City, Mo., the company manages approximately $98 billion in assets through separate accounts, commingled trusts, subadvisory accounts and mutual funds. James E. Stowers Jr. founded the company in 1958. His son, James E. Stowers III, is chairman and William M. Lyons is president and chief executive officer. For the past seven years, American Century, which employs approximately 1,900 people, has been selected as one of FORTUNE Magazine’s 100 Best Companies to Work for. For more information about the company, visit www.americancentury.com.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc., will file a proxy statement/prospectus and other relevant documents regarding the reorganizations with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

You should consider the funds’ investment objectives, risks, and charges and expenses carefully before you invest. The funds’ prospectuses, which can be obtained by calling 1-800-345-2021 (for the American Century funds) or 1-888-533-KOPP (for the Kopp funds), contains this and other information about the funds, and should be read carefully before investing. Investment return and fund share value will fluctuate, and redemption value may be more or less than original cost.

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Filed by:  Kopp Funds, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and Deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

News Release

Contacts:

Jody Lowe

Lowe Communications LLC for Kopp Investment Advisors

(414)443-9444

Laura Kouri

American Century Investments

(816)340-4710

Kopp Investment Advisors to Sell Mutual Funds to American Century

Money Management Firm to Focus on its Private Portfolio Management Business

EDINA, MN.  September 13, 2006 -- Kopp Investment Advisors today announced an agreement in principle to sell Kopp Funds, its retail mutual fund business, to Kansas City, Missouri-based American Century Investments.  The sale is scheduled to be completed in the first quarter, and allows Kopp to focus on its private portfolio management business and American Century to expand its broker-sold mutual fund assets under management.

Says Kopp Investment Advisors Chairman Lee Kopp, “We want to narrow our focus to our core business—private portfolio management.  American Century is a highly regarded growth investment manager with a significant focus on mutual funds.  Kopp mutual fund investors will  receive broader product choices and award winning service from American Century.”

Upon completion of the transaction, the Kopp Emerging Growth Fund will be reorganized into the American Century New Opportunities II Fund and the Kopp Total Quality Management Fund will be reorganized into the American Century Equity Growth Fund.

Lee Kopp founded Kopp Investment Advisors in 1990 and launched its retail mutual fund business in 1997.  Says Kopp, “In recent years, it has been increasingly difficult for small fund groups to thrive.  Heightened regulatory and compliance burdens along with aggressive industry competition require the scale of a larger firm like American Century.”

As an increasing share of industry assets move to the largest companies, many funds have determined that consolidation is in their shareholders’ best interest. At least eight fund groups have changed hands in 2006 alone.  American Century Investments has been one of the consolidators.

This transaction is unrelated to Kopp Investment Advisors’ core business, and allows Kopp to narrow its focus to private account management.  Says Kopp, “We look forward to the additional attention this will allow us to devote to our private account clients.”

About Kopp Investment Advisors

A registered investment advisor, Kopp Investment Advisors provides private portfolio management to institutional investors and high net worth individuals.  Kopp also serves financial advisors as they help their clients reach their goals.  Founded in 1990 and based in Edina, Minnesota, the Kopp investment team is led by seasoned veterans with decades of experience uncovering and analyzing emerging growth companies.  Kopp also offers the Total Quality Management investment strategy, a large cap core approach investing in quality-advantaged companies based on their effective application of quality-related management techniques.  For more information, visit www.koppinv.com.

About American Century

American Century Investments is a leading investment manager with nearly fifty years of experience helping investors achieve their financial goals. Based in Kansas City, Mo., the company manages nearly $100 billion in assets through separate accounts, commingled trusts, subadvisory accounts and mutual funds. James E. Stowers Jr. founded the company in 1958. His son, James E. Stowers III, is chairman and William M. Lyons is president and chief executive officer. For the past seven years, American Century, which employs approximately 1,900 people, has been selected as one of FORTUNE Magazine’s 100 Best Companies to Work for. For more information about the company, visit www.americancentury.com.

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses.  Read it carefully before you invest or send money.  Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

#  #  #

Filed by:  Kopp Funds, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and Deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

September 13, 2006

Dear Fellow Shareholder,

Kopp Investment Advisors has entered into an agreement in principle to sell Kopp Funds, our retail mutual fund business, to American Century Investments.  The sale is scheduled to be completed in the first quarter of 2007.  In the next few weeks, you will receive the applicable proxy voting materials.

American Century is a highly regarded investment manager that I believe shares many of the same investing, cultural and business values as Kopp Investment Advisors.  The acquisition of the Kopp mutual funds by American Century should provide a number of benefits for Kopp shareholders including:

•

A parent company focused primarily on the mutual fund business.

•

Proven performance from a seasoned growth investor.

•

Broader product choices and award winning services.

Upon completion of the transaction, the Kopp Emerging Growth Fund will be reorganized into the American Century New Opportunities II Fund and the Kopp Total Quality Management Fund will be reorganized into the American Century Equity Growth Fund.

In recent years, it has been increasingly difficult for small fund groups to thrive.  Heightened regulatory and compliance burdens along with aggressive industry competition require the scale of a larger firm like American Century.

As an increasing share of industry assets move to the largest companies, many funds have determined that consolidation is in their shareholders’ best interest. At least eight fund groups have changed hands in 2006 alone.  American Century Investments has been one of the consolidators.

We are proud to have had the opportunity to serve Kopp Funds since 1997.  Going forward, Kopp Investment Advisors will focus exclusively on our private account management.  Sally Anderson and I will lead the investment team and look forward to continuing to serve our private account clients.

Best regards,

Lee Kopp

Chairman

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses.  Read it carefully before you invest or send money.  Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

Filed by:  Kopp Funds, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and Deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

Script for call center:

Kopp Investment Advisors is in the process of selling its retail mutual fund business to American Century in order concentrate on its primary business - private account management.  The Kopp funds will be merged into similar funds run by American Century.  The merger will be complete in the first quarter of 2007.  Several key points include:

1.

Private account management has always been Kopp’s main business. Retail funds are a much smaller part.

2.

In recent years, it has been increasingly difficult for small fund groups to thrive.  Heightened regulatory and compliance burdens along with aggressive industry competition require the scale of a larger firm like American Century.

3.

American Century is a highly regarded investment manager with a primary focus on mutual funds.  American Century has purchased other funds, including the Mason Street Funds.

4.

Emerging Growth will go into New Opportunities II Fund, and TQM will go into Equity Growth.  Both are 4 star funds.  Both funds have Class A and Class C shares.

Specifically, the Emerging Growth Fund will merge into American Century New Opportunities II Fund as follows:

Fund Class	Ticker	Merges Into	Ticker
Class A	KOPPX	Class A	ANOAX
Class C	KEGCX	Class C	ANOCX
Class I	KEGIX	Investor Class	ANOIX

The Total Quality Management Fund will merge into the American Century Equity Growth Fund as follows:

Fund Class	Ticker	Merges Into	Ticker
Class A	KTQMX	Advisor Class	BEQAX
Class C	KTQCX	Class C	AEYCX
Class I	KTQIX	Investor Class	BEQGX

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses.  Read it carefully before you invest or send money.  Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

Filed by:  Kopp Funds, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and Deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

Script for calls to brokers:

I am calling to let you know that Kopp Investment Advisors announced we are exiting the retail mutual fund business to concentrate on our primary business - private account management.  Lee Kopp and Sally Anderson will continue to lead our investment team as we seek to build and enhance our private account management business.  The Kopp funds will be merged into similar funds run by American Century.  The merger will be completed in the first quarter of 2007.

3 key points:

1.

Private account management has always been our main business. Retail funds are a much smaller part.

2.

In recent years, it has been increasingly difficult for small fund groups to thrive.  Heightened regulatory and compliance burdens along with aggressive industry competition require the scale of a larger firm like American Century.

3.

American Century is a highly regarded investment manager with a primary focus on mutual funds.  American Century has purchased other funds including the Mason Street Funds.

Emerging Growth will go into New Opportunities II fund, and TQM will go into Equity Growth.  Both are 4 star funds.  Both funds have Class A and Class C shares.

Specifically, the Emerging Growth Fund will merge into American Century New Opportunities II Fund as follows:

Fund Class	Ticker	Merges Into	Ticker
Class A	KOPPX	Class A	ANOAX
Class C	KEGCX	Class C	ANOCX
Class I	KEGIX	Investor Class	ANOIX

The Total Quality Management Fund will merge into the American Century Equities Growth Fund as follows:

Fund Class	Ticker	Merges Into	Ticker
Class A	KTQMX	Advisor Class	BEQAX
Class C	KTQCX	Class C	AEYCX
Class I	KTQIX	Investor Class	BEQGX

I will be sending you an e-mail with the press release and profiles of the receiving funds.

Kopp Investment Advisors will continue to offer private account management with both our Emerging Growth and our TQM large cap core portfolios.  There are no changes in the investment staff.  Lee and Sally will continue to lead our investment team, and are optimistic about the potential the coming years hold.

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses.  Read it carefully before you invest or send money.  Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

#  #  #

Filed by:  Kopp Funds, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and Deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

Text for e-mail to brokers

Kopp Investment Advisors announced this morning that we are exiting the retail mutual fund business to concentrate on our primary business - private account management.  Lee Kopp and Sally Anderson will continue to lead our investment team as we seek to build and enhance our private account management business.  The Kopp funds will be merged into similar funds run by American Century.  The merger will be completed in the first quarter of 2007.

3 key points:

1.

Private account management has always been our main business. Retail funds are a much smaller part.

2.

In recent years, it has been increasingly difficult for small fund groups to thrive.  Heightened regulatory and compliance burdens along with aggressive industry competition require the scale of a larger firm like American Century.

3.

American Century is a highly regarded investment manager with a primary focus on mutual funds. American Century has been one of the consolidators, most recently purchasing the Mason Street Funds earlier this year.

Emerging Growth will go into New Opportunities II fund, and TQM will go into Equity Growth.  Both are 4 star funds.  Both funds have Class A and Class C shares.

Specifically, the Emerging Growth Fund will merge into American Century New Opportunities II Fund as follows:

Fund Class	Ticker	Merges Into	Ticker
Class A	KOPPX	Class A	ANOAX
Class C	KEGCX	Class C	ANOCX
Class I	KEGIX	Investor Class	ANOIX

The Total Quality Management Fund will merge into the American Century Equities Growth Fund as follows:

Fund Class	Ticker	Merges Into	Ticker
Class A	KTQMX	Advisor Class	BEQAX
Class C	KTQCX	Class C	AEYCX
Class I	KTQIX	Investor Class	BEQGX

The attached document contains the press release and profiles of the receiving funds.

Kopp Investment Advisors will continue to offer private account management with both our Emerging Growth and our TQM large cap core portfolios.  There are no changes in the investment staff.  Lee and Sally will continue to lead our investment team, and are optimistic about the potential the coming years hold.

Call me with any questions.

(Marketing Rep name for that broker)

(Marketing Rep contact info)

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses.  Read it carefully before you invest or send money.  Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

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